FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated March 11, 2003, titled “Santander Central Hispano Will Redeem in Advance US$295 Million of Convertible Preferred Shares”.

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PRESS RELEASE

Santander Central Hispano Will Redeem in Advance US$295 Million of
Convertible Preferred Shares

Madrid, March 11, 2003– Santander Central Hispano announced today it will redeem in advance an issue of US$295.08 million Series R preferred shares held exclusively by the Royal Bank of Scotland. The redemption will take place on March 31st at par and in cash. With this operation, the bank avoids the dilution of earnings per share that a new share issue would have entailed.

After the redemption of this issue and the sale of 24.9% of Serfin, the BIS ratio of Santander Central Hispano will be on the order of 13.5%, Tier 1 at 8.7% and Core Capital at 6.0%. These ratios place the bank amongst the top European financial institutions for own funds as well as for the quantity and quality of its capital base.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	March 12, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President